March 3, 2006
                                                        TOYOTA MOTOR CORPORATION


                    Amendments to Japanese Securities Reports

1. On March 3, 2006 the Company filed with the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan an Amendment to its Japanese Securities Report for the fiscal year from April 1, 2002 through March 31, 2003 (the "2003 Amendment"). The 2003 Amendment stated that two out of seven of the members of the Company's board of corporate auditors were "outside corporate auditors" under the Special Exception Law. Previously, the Company had disclosed that four out of seven of the members of its board of corporate auditors were "outside corporate auditors."

2. On March 3, 2006 the Company filed with the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan an Amendment to its Japanese Securities Report for the fiscal year from April 1, 2003 through March 31, 2004 (the "2004 Amendment"). The 2004 Amendment stated that two out of seven of the members of the Company's board of corporate auditors were "outside corporate auditors" under the Special Exception Law. Previously, the Company had disclosed that four out of seven of the members of its board of corporate auditors were "outside corporate auditors." In addition, the 2004 Amendment made conforming changes to the disclosure in the Japanese Securities Report relating to the Company's implementation of its corporate governance practices.

3. On March 3, 2006 the Company filed with the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan an Amendment to its Japanese Securities Report for the fiscal year from April 1, 2004 through March 31, 2005 (the "2005 Amendment"). The 2005 Amendment stated that two out of seven of the members of the Company's board of corporate auditors were "outside corporate auditors" under the Special Exception Law. Previously, the Company had disclosed that four out of seven of the members of its board of corporate auditors were "outside corporate auditors." In addition, the 2005 Amendment made conforming changes to the disclosure in the Japanese Securities Report relating to the Company's implementation of its corporate governance practices and to its relationship with its "outside corporate auditors."